

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-54025

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fox Chase Bank 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fox Chase Bancorp, Inc.
4390 Davisville Road
Hatboro, PA 19040

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

Fox Chase Bank 401(k) Retirement Plan Financial Statements

Page

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Fox Chase Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Fox Chase Bank 401(k) Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

ParenteBeard LLC
Reading, Pennsylvania
June 25, 2012

Fox Chase Bank 401(k) Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets		
Investments, at fair value:		
Mutual funds	$ 2,224,988	$ 2,054,919
Common collective trust funds	1,023,017	967,168
Common stocks	1,040,700	904,230
Total investments	4,288,705	3,926,317
Notes receivables from participants	69,365	45,516
Total Assets	4,358,070	3,971,833
Liabilities	-	-
Net Assets Available for Benefits at Fair Value	4,358,070	3,971,833
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(10,878)	(8,067)
Net Assets Available for Benefits	$ 4,347,192	$ 3,963,766

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Investment Income		
Net (depreciation) appreciation in fair value of investments	$ (65,595)	$ 485,251
Interest and dividends	51,862	43,338
Total Investment (Loss) Income	(13,733)	528,589
Interest income on notes receivable from participants	1,696	1,568
Contributions		
Participants	560,672	530,547
Employer	121,385	111,715
Rollovers	48,745	51,533
Total Contributions	730,802	693,795
Benefits Paid to Participants	(321,824)	(291,202)
Administrative Expenses	(13,515)	(11,320)
Net Increase	383,426	921,430
Net Assets Available for Benefits - Beginning of Year	3,963,766	3,042,336
Net Assets Available for Benefits - End of Year	$ 4,347,192	$ 3,963,766

See accompanying notes to financial statements.

Note 1 - Description of Plan

The following brief description of the Fox Chase Bank 401(k) Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established as of January 1, 1995, and amended, thereafter, several times with the last amendment as of January 1, 2010. The Plan is a contributory defined contribution plan covering substantially all full-time employees of Fox Chase Bank (Company) who have completed one month of service and are not otherwise excluded. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee is eligible to become a participant in the Plan on the first day of the month following the date eligibility requirements are met, which is after one month of service.

Contributions

There are four types of contributions that can be added to a participant's account: an employee salary deferral contribution, a catch up contribution, an employer matching contribution and amounts representing distributions from other qualified defined benefit or contribution plans (a rollover contribution).

Participants may contribute up to 25% of their annual pre-tax compensation, with a cap of $16,500, by way of a salary deferral contribution. Participants who have obtained age 50 before the end of the Plan year are eligible to make additional contributions of $5,500. The Company contributes an amount equal to 33-1/3% of the participant's salary deferral contributions of the first 6% of the contribution, up to a maximum of 2% of the participant's salary.

The participants may direct their accounts into various investment options. Employees must meet certain requirements to receive an allocation of the employer matching contribution.

Participants' Accounts

Each participant's account will reflect the investment performance of the investment fund or funds in which the participant is invested. Dividends and interest earned within each investment fund are reinvested in that fund. The expense of managing each investment fund, including management fees and other transaction costs, are charged against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Note 1 - Description of Plan (Continued)

Requirements for Vesting

Prior to January 1, 2007, employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service. On and after January 1, 2007, employees are credited with a year of service for each plan year during which they have at least 365 days of employment measured from the date of hire.

Vesting

A participant is 100% vested at all times in the participant's salary deferral account, catch up contribution account (if any), rollover contribution account (if any) and any associated investment income they may have earned on such accounts regardless of the number of years of service. If participants cease to be employed by the Company, other than by retirement, disability, or death, the vested interest in the remainder of their accounts, including investment income on employer matching contributions, is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
Less than 1 year	0%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years or more	100

Payment of Benefits

Upon retirement, disability, death or other termination of service, distributions will be paid as soon as administratively possible as follows:

(1) if the value of the participant account is $1,000 or less, the benefits will automatically be paid in the form of a single cash payment;
(2) if the value of the participant account exceeds $1,000 and is less than or equal to $5,000, the Plan Administrator will transfer the value of the participant accounts to a rollover Individual Retirement Account (IRA) established on the participant's behalf by the Plan Administrator;
(3) if the value of the participant account exceeds $5,000, the benefits will automatically be paid at the normal retirement date in the form of a single cash payment;

In lieu of the above, retired or disabled participants have the right to receive benefits in a (a) single cash payment, (b) deferred payment or (c) rollover.

Upon the death of a participant, the full value of the vested plan accounts will be paid to the participant's spouse or designated beneficiary of record.

Upon termination of service other than by retirement, disability, or death, the participants have the right to receive vested benefits in a (a) single cash payment or (b) rollover.

Note 1 - Description of Plan (Continued)

There were no distributions due participants as of December 31, 2011 and 2010.

Notes Receivable from Participants

Loans are available to participants of the Plan and are subject to approval by the Plan Administrator. Loans may not exceed the greater of $50,000 or one-half of a participant's nonforfeitable account balance and are secured by the balance in the participant's account. Participants may not have more than one (1) outstanding loan at any time. Loans bear interest on the unpaid principal, and must be repaid in a term of no less than one year or no greater than five years unless the loan is used to acquire a principal residence, which term may not exceed fifteen years. Interest is payable at the Barron's Prime Rate as published in the last publication of Barron's for the month prior to the loan being originated, plus one percent (1%). At December 31, 2011, interest rates ranged from 4.25% to 7.00%. The minimum loan amount is $1,000.

Administrative Costs

The Company absorbs ordinary administrative costs of the Plan such as fees for legal, accounting, consulting and trust services. The expenses of managing each investment fund, including investment management fees and other transaction costs, are charges against the total assets of the applicable fund. In addition, the Plan Trustee may charge participants an administration fee in connection with the offering of certain investment funds.

Forfeited Accounts

As of December 31, 2011 and 2010, forfeited employer matching non-vested accounts amounted to $0. Forfeitures of employer matching non-vested accounts are used to offset part of the Employer's future matching contributions. During the years ended December 31, 2011 and 2010, forfeitures applied against employer contributions amounted to $9,098 and $10,598, respectively.

Hardship Withdrawals

A hardship withdrawal is a distribution taken to satisfy an immediate and substantial financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper approval from the Plan Trustee. Amounts withdrawn for hardships may not be redeposited to this or any other Plan maintained by the Company, and they may not be rolled over to either an IRA or another qualified retirement plan. There was one hardship withdrawal taken during the year ended December 31, 2011.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

New Accounting Standards

Accounting Standards Update (ASU) No. 2011-04 - Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update was issued to achieve convergence between U.S. GAAP and IFRS. The guidance clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. ASU No. 2011-04 will be effective for the Plan on January 1, 2012 and is to be applied prospectively. The Plan administrator has evaluated the guidance included in this update and has determined that it is not expected to have a material impact on the Plan's financial statements.

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Valuation of Investments

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note 3. The Wells Fargo Stable Return fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully-benefit responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value as described in the paragraph below titled Fully Benefit-Responsive Investment Contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan's gains and losses on the investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts

As described in Accounting Standards Codification ("ASC") 946, *Financial Services – Investment Companies,* investments held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Note 2 - Summary of Significant Accounting Policies (Continued)

The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The average market yield of the Wells Fargo Stable Value fund for the year ended December 31, 2011 and 2010 was 1.56% and 2.38%, respectively. The average yield earned by the Wells Fargo Fund that reflects the actual interest credited to participants for the year ended December 31, 2011 and 2010 was 2.33% and 2.90%, respectively.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes Receivable from Participants are recorded at unpaid principal plus any accrued but unpaid interest.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include the determination of the fair value of the Plan assets. Accordingly, actual results may differ from those estimates.

Note 3 - Fair Value Measurements

The Plan measures its investments on a recurring basis at fair value in accordance with ASC 820, "Fair Value Measurements," which establishes a fair value hierarchy. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are quoted prices in active markets for identical instruments.

Level 2: Inputs are quoted prices for similar instruments in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Note 3 - Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2011 or 2010.

Mutual funds: Valued at the Net Asset Value ("NAV"), as quoted in an active market, of shares held by the Plan at year end.

Common Collective Trust Funds: Valued at the NAV of shares held by the Plan at year end using the audited financial statements of the common collective trust funds.

Common/collective trust funds are stated at fair value and are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year-end. Further information concerning the common/collective trust funds may be obtained from their separate audited financial statements.

Common collective trust funds held at December 31, 2011 and 2010 include:

Wells Fargo Stable Value Fund - The fund is managed to protect principal while providing the potential for higher rates of return than other conservative investments, such as money market funds. The Fund invests in a diversified pool of investment contracts issued by high quality financial institutions. These assets include guaranteed investment contracts (GICs), bank investment contracts (BICs), and security backed contracts.

Sunrise Retirement Balanced Equity Fund - The fund targets 70% of its assets in a diversified mix of equity mutual funds and 30% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The fixed-income exposure will be invested in intermediate-term fixed-income and money market mutual funds. This Fund's strategic asset class targets include: 35% U.S. large-cap equity, 22% U.S. mid/small-cap equity, 13% non-U.S. equity, 27% fixed-income, and 3% cash equivalents.

Sunrise Retirement Balanced Fund - The fund targets 55% of its assets in a diversified mix of equity mutual funds and 45% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The fixed income exposure will be invested in intermediate-term fixed-income and money market mutual funds. This Fund's strategic asset class targets include: 30% U.S. large-cap equity, 15% U.S. mid/small-cap equity, 10% non-U.S. equity, 42% fixed-income, and 3% cash equivalents.

Note 3 - Fair Value Measurements (Continued)

Sunrise Retirement Diversified Equity & Income Fund - The fund targets 85% of its assets in a diversified mix of equity mutual funds and 15% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The fixed-income exposure will be invested in intermediate-term fixed-income and money market mutual funds. This Fund's strategic asset class targets include: 40% U.S. large-cap equity, 28% U.S. mid/small-cap equity, 17% non-U.S. equity, 12% fixed-income, and 3% cash equivalents.

Sunrise Retirement Diversified Equity Fund - The fund seeks to be 97% invested in a diversified mix of equity mutual funds, including mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The balance will be invested in a money market portfolio. This Fund's strategic asset class targets include: 42% U.S. large-cap equity, 35% U.S. mid/small-cap equity, 20% non-U.S. equity, and 3% cash equivalents.

Sunrise Retirement Diversified Income Fund - The fund targets 40% of its assets in a diversified mix of equity mutual funds and 60% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap, mid-cap and small-cap equity securities, as well as non-U.S. equity securities. The fixed-income exposure will be invested in intermediate-term fixed-income and money market mutual funds. This Fund's strategic asset class targets include: 25% U.S. large-cap equity, 10% U.S. mid/small-cap equity, 5% non-U.S. equity, 57% fixed-income, and 3% cash equivalents.

Sunrise Retirement Capital Preservation Fund - The fund targets 10% of its assets in a diversified mix of equity mutual funds and 90% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap equity securities. The fixed-income exposure will be invested in intermediate- and short-term fixed-income, as well as money market, mutual funds. This Fund's strategic asset class targets include: 10% U.S. large-cap equity, 87% fixed-income, and 3% cash equivalents.

Sunrise Retirement Income Fund - The fund targets 25% of its assets in a diversified mix of equity mutual funds and 75% in fixed-income mutual funds. The equity allocation includes mutual funds that invest in U.S. large-cap and small-cap equity securities. The fixed-income exposure will be invested in intermediate- and short-term fixed-income, as well as money market, mutual funds. This Fund's strategic asset class targets include: 20% U.S. large-cap equity, 5% U.S. small-cap equity, 72% fixed-income, and 3% cash equivalents.

Common Stock: Valued at the closing price reported in the active market in which the securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Note 3 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	2011			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
American Beacon Large Cap Value Fund (I)	$ 290,323	$ 290,323	$ -	$ -
American Funds EuroPacific Growth Fund (R5)	314,034	314,034	-	-
American Funds The Growth Fund of America (R5)	270,658	270,658	-	-
Fidelity Spartan 500 Index Fund IV Investor	309,126	309,126	-	-
Royce Pennsylvania Mutual Fund (Inv)	311,740	311,740	-	-
Vanguard Mid-Cap Index Fund (Inv)	445,069	445,069	-	-
Harbor Bond Fund (I)	284,038	284,038	-	-
Common collective trust funds				
Sunrise Retirement Balanced Equity Fund	57,575	-	57,575	-
Sunrise Retirement Balanced Fund	182,417	-	182,417	-
Sunrise Retirement Diversified Equity & Income Fund	84,493	-	84,493	-
Sunrise Retirement Diversified Equity Fund	97,552	-	97,552	-
Sunrise Retirement Diversified Income Fund	153,819	-	153,819	-
Sunrise Retirement Cap Preservation Fund	16,087	-	16,087	-
Sunrise Retirement Income Fund	2,100	-	2,100	-
Wells Fargo Stable Return Fund (C)	428,974	-	428,974 *	-
Fox Chase Bancorp, Inc. common stock	1,040,700	1,040,700	-	-
Total Investments at Fair Value	$ 4,288,705	$ 3,265,688	$ 1,023,017	$ -

* Represents fair value. As of December 31, 2011, the contract value was $418,096.

Note 3 - Fair Value Measurements (Continued)

	2010			
		Fair Value Measurement Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds				
American Beacon Large Cap Value Fund (I)	$ 244,400	$ 244,400	$ -	$ -
American Funds EuroPacific Growth Fund (R5)	299,629	299,629	-	-
American Funds The Growth Fund of America (R5)	275,520	275,520	-	-
Fidelity Spartan 500 Index Fund IV Investor	299,482	299,482	-	-
Royce Pennsylvania Mutual Fund (Inv)	287,157	287,157	-	-
Vanguard Mid-Cap Index Fund (Inv)	403,659	403,659	-	-
Harbor Bond Fund (I)	245,072	245,072	-	-
Common collective trust funds				-
Sunrise Retirement Balanced Equity Fund	155,840	-	155,840	-
Sunrise Retirement Balanced Fund	141,546	-	141,546	-
Sunrise Retirement Diversified Equity & Income Fund	73,127	-	73,127	-
Sunrise Retirement Diversified Equity Fund	70,425	-	70,425	-
Sunrise Retirement Diversified Income Fund	141,808	-	141,808	-
Sunrise Retirement Cap Preservation Fund	9,522	-	9,522	-
Sunrise Retirement Income Fund	415	-	415	-
Wells Fargo Stable Return Fund (C)	374,485	-	374,485 *	-
Fox Chase Bancorp, Inc. common stock	904,230	904,230	-	-
Total Investments at Fair Value	$ 3,926,317	$ 2,959,149	$ 967,168	$ -

* Represents fair value. As of December 31, 2010, the contract value was $366,418.

Note 4 - Investments

The following table presents the fair value of investments as of December 31:

Investments	2011	2010
Mutual funds:		
American Beacon Large Cap Value Fund (I)	$ 290,323 *	$ 244,400 *
American Funds EuroPacific Growth Fund (R5)	314,034 *	299,629 *
American Funds The Growth Fund of America (R5)	270,658 *	275,520 *
Fidelity Spartan 500 Index Fund IV Investor	309,126 *	299,482 *
Royce Pennsylvania Mutual Fund (Inv)	311,740 *	287,157 *
Vanguard Mid-Cap Index Fund (Inv)	445,069 *	403,659 *
Harbor Bond Fund (I)	284,038 *	245,072 *
	2,224,988	2,054,919
Equities:		
Fox Chase Bancorp, Inc. common stock	1,040,700 *	904,230 *
Common collective trust funds:		
Wells Fargo Stable Return Fund (C)	$ 428,974 *,**	$ 374,485 *,**
Other common collective trust funds	594,043	592,683
	1,023,017	967,168
Total Investments	$ 4,288,705	$ 3,926,317

* Investments represent 5% or more of the Plan's net assets available for benefits in the respective year.
** Contract value of $418,096 and $366,418 as of December 31, 2011 and 2010, respectively.

The following presents the details of the net appreciation or depreciation in the fair value of investments for the years ended December 31, 2011 and 2010. Amounts include realized gains and losses and appreciation or depreciation in the fair value of the Plan's investments as of December 31, 2011 and 2010. Any interest and dividend income from the underlying assets of the common/collective trust funds are included in the net (depreciation) appreciation for those funds.

Investments	2011	2010
Mutual funds	$ (123,714)	$ 219,278
Fox Chase Bancorp, Inc. common stock	57,877	191,765
Common/collective trust funds	242	74,208
	$ (65,595)	$ 485,251

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6 - Income Tax Status

Fox Chase Bank maintains the Fox Chase Bank 401(k) Retirement Plan, As Amended and Restated Effective January 1, 2010. The Plan is patterned on the Retirement System Group Inc. Volume Submitter Profit Sharing Plan, which received an approval letter dated March 31, 2008, Letter Serial No. M579919a. In accordance with the approval letter, Fox Chase Bank may rely on the approval letter with respect to the qualification of the Plan under Internal Revenue Code ("Code") Section 401(a), as provided for in Rev Proc 2005-16. Fox Chase Bank intends to file for a favorable determination letter under Code section 401(a) within the time period as set forth in Rev Proc 2007-44. The Plan and related trust are designed in accordance with applicable sections of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 7 - Related Party and Party-in-Interest Transactions

Certain investments of the Plan are managed or sponsored by Pentegra Retirement Services, Inc. Pentegra Retirement Services, Inc. (formerly Retirement System Group, Inc.) is the record-keeper, Pentegra Trust Company (formerly RS Group Trust Company) is the trustee and Reliance Trust Company is the custodian as defined by the Plan. The Plan invests in the common stock of the Plan Sponsor, Fox Chase Bancorp, Inc. (the "Holding Company"). These transactions qualify as parties-in-interest. Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statements of changes in net assets available for plan benefits as administrative expense. The Company pays for fees for accounting and other administrative services.

Participants may elect to invest in common stock of Fox Chase Bancorp, Inc., the Holding Company (the "stock"). These transactions qualify as related party and party-in-interest transactions. Total purchases related to the stock at market value for 2011 and 2010 were approximately $197,000 and $311,000, respectively. Total sales related to the stock at market value for 2011 and 2010 were $123,000 and $188,000, respectively.

Note 8 – Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the years ended December 31, 2011 and 2010, the Plan did not incur nor reimburse any excess contributions to its participants during 2011 and 2010.

Note 9 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to Form 5500 consists of the following as of December 31:

	2011	2010
Net assets available for benefits per the financial statements	$ 4,347,192	$ 3,963,766
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	10,878	8,067
Net assets available for benefits per the Form 5500	$ 4,358,070	$ 3,971,833

A reconciliation of net increase in assets available for benefits according to the financial statements to Form 5500 consists of the following for the year ended December 31:

	2011	2010
Net increase in assets available for benefits per the financial statements	$ 383,426	$ 921,430
Change in adjustment from fair value to contract value for investment contracts - current year	2,811	8,067
Net income per the Form 5500	$ 386,237	$ 929,497

Note 10 – Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

SUPPLEMENTARY SCHEDULE

ATTACHMENT TO 2011 FORM 5500 SCHEDULE H
As of 12/31/2011

Employer Identification Number: 23-0593755
PN: 002
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2011

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description	(d) *** Cost	(e) Current Value
	American Funds	America Beacon Large Cap Value Fund (I)	N/A	$ 290,323
	American Funds	American Funds EuroPacific Growth Fund (R5)	N/A	314,034
	American Funds	American Funds The Growth Fund of America (R5)	N/A	270,658
	Fidelity	Fidelity Spartan 500 Index Fund IV Investor	N/A	309,126
*	Fox Chase Bancorp, Inc.	Common Stock	N/A	1,040,700
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return Fund (C)	N/A	428,974 **
	Harbor Funds	Harbor Bond Fund (I)	N/A	284,038
	Royce Funds	Royce Pennsylvania Mutual Fund (Inv)	N/A	311,740
*	TD Ameritrade Trust Co.	Sunrise Retirement Balanced Equity Fund	N/A	57,575
*	TD Ameritrade Trust Co.	Sunrise Retirement Balanced Fund	N/A	182,417
*	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Equity & Income Fund	N/A	84,493
*	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Equity Fund	N/A	97,552
*	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Income Fund	N/A	153,819
*	TD Ameritrade Trust Co.	Sunrise Retirement Cap Preservation Fund	N/A	16,087
*	TD Ameritrade Trust Co.	Sunrise Retirement Income Fund	N/A	2,100
	Vanguard	Vanguard Mid-Cap Index Fund (Inv)	N/A	445,069
*	Participant Notes Receivable	Interest Rate 4.25% - 7.00%	N/A	69,365
				$ 4,358,070

* Party in interest
** Stable Return Fund contract value was $418,096
*** Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6/25/12

Fox Chase Bank 401(k) Retirement Plan

By: Mary Regnery

Mary Regnery
Plan Administrator

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-167941) of Fox Chase Bancorp, Inc. of our report dated June 25, 2012 relating to the financial statements and schedule of the Fox Chase Bank 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

ParenteBeard LLC

Reading, Pennsylvania
June 25, 2012